Exhibit 99.1

Bragg Gaming Group Announces Results from Annual Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 17, 2025--Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading content and technology provider to the online gaming industry, is pleased to announce the voting results from its annual general meeting of shareholders held on June 17, 2025 (the “Meeting”).

At the Meeting, Bragg shareholders voted on the following matters, the full details of which are set out in the Company’s management information circular dated May 12, 2025 (the “Circular”), issued in connection with the Meeting, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

At the Meeting, all nominees set forth in the Circular were elected as directors of the Company.

Detailed results of the shareholder votes are as follows:

	Number of Shares		Percentage of Votes
Nominee	For	Against	For	Against
Matevž Mazij	6,900,656	526,625	92.91%	7.09%
Holly Gagnon	7,224,826	202,454	97.27%	2.73%
Mark Clayton	7,208,598	218,682	97.06%	2.94%
Kent Young	6,994,794	432,486	94.18%	5.82%
Don Roberston	7,225,984	201,296	97.29%	2.71%
Ron Baryoseph	7,422,052	5,228	99.93%	0.07%

At the Meeting, MNP LLP were re-appointed as auditors of the Company for the ensuing year and the board of directors of the Company was authorized to fix the auditors’ remuneration.

The results of the shareholder votes are as follows:

Motion	Number of Shares For	Percentage of Votes For
Appointment of Auditors	8,961,990	97.49%

A full report of voting results from the Meeting is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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Contacts

For media enquiries or interview requests:

Robert Simmons, Head of Communications, Bragg Gaming Group

press@bragg.group

Investors:

Robbie Bressler, Chief Financial Officer, Bragg Gaming Group

investors@bragg.group

OR

James Carbonara, Hayden IR

(646)-755-7412

james@haydenir.com